SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                         Commission File Number 1-10308

                           NOTIFICATION OF LATE FILING

(Check One):  o   Form 10-K    X  Form 11-K    o   Form 20-F      o   Form 10-Q
              o   Form N-SAR
         For Period Ended:
         December 31, 1997
o  Transition Report on Form 10-K            o   Transition Report on Form 10-Q
o  Transition Report on Form 20-F            o   Transition Report on Form N-SAR
o  Transition Report on Form 11-K
         For Transition Period Ended:  December 31, 1997


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART 1
                             REGISTRANT INFORMATION

Full name of registrant
             Cendant Membership Services Inc. Savings Incentive Plan Form name if applicable
                                    Form 11-K

Address of principal executive office (Street and number)
             6 Sylvan Way

City, state and zip code
             Parsippany, New Jersey  07054

                                     PART II
                            RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X    (b) The subject annual report, semi-annual report, transition report on
         Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.









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                                    PART III
                                    NARRATIVE

As a result of changes in personnel responsible for record keeping and plan financial reporting at Cendant Corporation (the "Company") in connection with (i) the merger of HFS Incorporated ("HFS") and PHH Corporation in April 1997, (ii) the merger of HFS and CUC International Inc. in December 1997 and (iii) a recent reorganization of certain accounting functions within the Company, the Form 11-K due June 29, 1998 could not be filed without unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification
         Eric J.  Bock       (973)         496-7207
         (Name)           (Area Code) (Telephone  Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                   X Yes   o  No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                   o Yes   X  No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                                 Not Applicable

                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date
     June 29, 1998                      By    /s/ Christopher McLeod
                                        Member, Savings Incentive Plan Committee